FIRST AMENDMENT TO PARTICIPATION AGREEMENT

     This AMENDMENT (this “Amendment”) is made and entered into as of the 2nd day of December, 2011 by and among PRINCIPAL NATIONAL LIFE INSURANCE COMPANY (the “Company”), an Iowa corporation; FIDELITY DISTRIBUTORS CORPORATION (the “Underwriter”), a Massachusetts corporation; and each of VARIABLE INSURANCE PRODUCTS FUND, VARIABLE INSURANCE

PRODUCTS FUND II, VARIABLE INSURANCE PRODUCTS FUND III, VARIABLE INSURANCE PRODUCTS FUND IV and VARIABLE INSURANCE PRODUCTS V, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (each, a “Fund”)

     WHEREAS, the Company, on its own behalf and on behalf of each Account, the Underwriter and the Fund are parties to a Participation Agreement dated as of the 2nd day of December, 2011 (the “Agreement”);

     WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein; and

     WHEREAS, capitalized terms used, but not defined, in this Amendment have the meanings assigned to such terms in the Agreement.

     NOW THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Section 1.11 B is hereby deleted in its entirety and replaced with the following:

“B. The Company agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Contract Owner(s) of the account, and the amount, date, and transaction type (purchase, redemption, transfer or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Company during the period covered by the request. Upon further request by the Fund or its designee, the Company agrees to provide the name or other identifier of any investment professionals (if known) associated with any Contract Owner(s) account which has been identified by the Fund as having violated policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.”

2. Section 1.11 B (b) is hereby deleted in its entirety and replaced with the following:

“(b) The Company agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than 10 business days, after receipt of a request. If requested by the Fund, the Company agrees to use best efforts to determine promptly whether any Contract Owner about whom information is requested pursuant to Section 1.11(B) is itself an indirect intermediary and, upon further request by the Fund, promptly either: (i) provide (or arrange to have provided) to the Fund the requested information from Contract Owners who hold an account with an indirect intermediary; or (ii) block further purchases of Fund Shares from such indirect intermediary. In such instance, the Company agrees to inform the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the 1940 Act.”

3. Section 1.11 B (c) is hereby deleted in its entirety and replaced with the following”

“(c) The Fund agrees not to use the information received pursuant to this Section 1.11 for any purpose other than as necessary to comply with the provisions of SEC Rule 22c-2 under the 1940 Act or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws without the prior written consent of the Company.”

4. The following is added to the end of Section 1.11 C (a)

“Upon request of the Company, Underwriter agrees to provide the Company with information regarding those trades of the Contract Owner that violated the Fund’s policies.”

5. Section 1.11 C (b) is hereby deleted in its entirety and replaced with the following:

“The Company agrees to execute instructions as soon as reasonably practicable, but not later than 10 business days after receipt of the instructions by the Company.”

6. Section 1.11 C (c) is hereby deleted in its entirety and replaced with the following:

“The Company must provide written confirmation to the Fund that instructions have been executed. The Company agrees to provide confirmation as soon as reasonably practicable, but not later than 10 business days after the instructions have been executed.”

7. Section 1.12 C is hereby deleted in its entirety and replaced with the following:

“The Company hereby represents, covenants and warrants to the Fund and the Underwriter that the Company does not maintain offices in any country or territory to which any of the Sanctions or Special Measures prohibit the export of financial services.”

8.	Section 4.7 is hereby deleted in its entirety and replaced with the following:
“	For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, telephone directories (other than routine listings), electronic or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, telemarketing scripts, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, Disclosure Documents, Statements of Additional Information, shareholder reports, and proxy materials.”

9. Section 12.9 (e) is hereby deleted in its entirety and replaced with the following:

“(e) any other report submitted to the Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company, but only if publicly released.”

     IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and on its behalf by its duly authorized representative.

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY

By: Name: Its:	/s/ Sara Wiener Sara Wiener Sara Wiener – Director Life Product Management

VARIABLE INSURANCE PRODUCTS FUND, VARIABLE INSURANCE PRODUCTS FUND II VARIABLE INSURANCE PRODUCTS FUND III VARIABLE INSURANCE PRODUCTS FUND IV, and VARIABLE INSURANCE PRODUCTS V

By: Name: Title:	/s/ Bryan Mehrmann Bryan Mehrmann Deputy Treasurer

FIDELITY DISTRIBUTORS CORPORATION

By: Name: Title:	/s/ Bill Loehning Bill Loehning Executive Vice President

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY